# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Kinetik Holdings Inc., CIK 0001692787
CUSIP: 02215L209
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2700 Post Oak Boulevard, Suite 300, Houston, Texas (TX), 77056-4400
Date of event which requires filing of this statement: 03/12/2025
Amends the filing with accession number 0000905148-22-000294
Filed by CIK 0001904934
Persons authorized to receive notices and communications: Gautam Bhandari, ISQ Global Fund II GP, LLC, 600 Brickell Avenue, Penthouse, Miami, Florida (FL), 33131-3067, (786) 693-5700

## Reporting persons
- ISQ Global Fund II GP LLC (CIK 0001904934): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 30,134,083; sole dispositive power 0; shared dispositive power 30,134,083; aggregate amount beneficially owned 30,134,083 (34.4% of the class)
  Comment: (1) Shared voting and dispositive power and the aggregate amount beneficially owned by each reporting person include 27,489,164 Common Units and an equal number of paired shares of Class C Common Stock, which together may be redeemed by the holder for shares of Class A Common Stock on a one-for-one basis.
  
  (2) Shared voting and dispositive power and the aggregate amount beneficially owned by each reporting person include 1,600,399 shares of Class A Common Stock which the Reporting Persons may acquire under the terms of the Contribution Allocation Agreement.
  
  (3) Percentage ownership calculated based on the sum of (i) 60,078,190 shares of Class A Common Stock outstanding as of February 21, 2025, as reported in the Issuer's annual report on Form 10-K filed with the SEC on March 3, 2025, and (ii) 27,489,164 shares of Class A Common Stock issuable to the Reporting Persons upon redemption of the Common Units and corresponding shares of Class C Common Stock owned by the Reporting Persons, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.
- I Squared Capital, LLC (CIK 0001904404): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 30,134,083; sole dispositive power 0; shared dispositive power 30,134,083; aggregate amount beneficially owned 30,134,083 (34.4% of the class)
  Comment: (1) Shared voting and dispositive power and the aggregate amount beneficially owned by each reporting person include 27,489,164 Common Units and an equal number of paired shares of Class C Common Stock, which together may be redeemed by the holder for shares of Class A Common Stock on a one-for-one basis.
  
  (2) Shared voting and dispositive power and the aggregate amount beneficially owned by each reporting person include 1,600,399 shares of Class A Common Stock which the Reporting Persons may acquire under the terms of the Contribution Allocation Agreement.
  
  (3) Percentage ownership calculated based on the sum of (i) 60,078,190 shares of Class A Common Stock outstanding as of February 21, 2025, as reported in the Issuer's annual report on Form 10-K filed with the SEC on March 3, 2025, and (ii) 27,489,164 shares of Class A Common Stock issuable to the Reporting Persons upon redemption of the Common Units and corresponding shares of Class C Common Stock owned by the Reporting Persons, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.
- ISQ Holdings, LLC (CIK 0001904413): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 30,134,083; sole dispositive power 0; shared dispositive power 30,134,083; aggregate amount beneficially owned 30,134,083 (34.4% of the class)
  Comment: (1) Shared voting and dispositive power and the aggregate amount beneficially owned by each reporting person include 27,489,164 Common Units and an equal number of paired shares of Class C Common Stock, which together may be redeemed by the holder for shares of Class A Common Stock on a one-for-one basis.
  
  (2) Shared voting and dispositive power and the aggregate amount beneficially owned by each reporting person include 1,600,399 shares of Class A Common Stock which the Reporting Persons may acquire under the terms of the Contribution Allocation Agreement.
  
  (3) Percentage ownership calculated based on the sum of (i) 60,078,190 shares of Class A Common Stock outstanding as of February 21, 2025, as reported in the Issuer's annual report on Form 10-K filed with the SEC on March 3, 2025, and (ii) 27,489,164 shares of Class A Common Stock issuable to the Reporting Persons upon redemption of the Common Units and corresponding shares of Class C Common Stock owned by the Reporting Persons, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.
- Wahba Sadek (CIK 0002020905): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 30,134,083; sole dispositive power 0; shared dispositive power 30,134,083; aggregate amount beneficially owned 30,134,083 (34.4% of the class)
  Comment: (1) Shared voting and dispositive power and the aggregate amount beneficially owned by each reporting person include 27,489,164 Common Units and an equal number of paired shares of Class C Common Stock, which together may be redeemed by the holder for shares of Class A Common Stock on a one-for-one basis.
  
  (2) Shared voting and dispositive power and the aggregate amount beneficially owned by each reporting person include 1,600,399 shares of Class A Common Stock which the Reporting Persons may acquire under the terms of the Contribution Allocation Agreement.
  
  (3) Percentage ownership calculated based on the sum of (i) 60,078,190 shares of Class A Common Stock outstanding as of February 21, 2025, as reported in the Issuer's annual report on Form 10-K filed with the SEC on March 3, 2025, and (ii) 27,489,164 shares of Class A Common Stock issuable to the Reporting Persons upon redemption of the Common Units and corresponding shares of Class C Common Stock owned by the Reporting Persons, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.
- Bhandari Gautam (CIK 0002020876): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 30,134,083; sole dispositive power 0; shared dispositive power 30,134,083; aggregate amount beneficially owned 30,134,083 (34.4% of the class)
  Comment: (1) Shared voting and dispositive power and the aggregate amount beneficially owned by each reporting person include 27,489,164 Common Units and an equal number of paired shares of Class C Common Stock, which together may be redeemed by the holder for shares of Class A Common Stock on a one-for-one basis.
  
  (2) Shared voting and dispositive power and the aggregate amount beneficially owned by each reporting person include 1,600,399 shares of Class A Common Stock which the Reporting Persons may acquire under the terms of the Contribution Allocation Agreement.
  
  (3) Percentage ownership calculated based on the sum of (i) 60,078,190 shares of Class A Common Stock outstanding as of February 21, 2025, as reported in the Issuer's annual report on Form 10-K filed with the SEC on March 3, 2025, and (ii) 27,489,164 shares of Class A Common Stock issuable to the Reporting Persons upon redemption of the Common Units and corresponding shares of Class C Common Stock owned by the Reporting Persons, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Kinetik Holdings Inc.
Address of issuer's principal executive offices: 2700 Post Oak Boulevard, Suite 300, Houston, Texas (TX), 77056-4400
Comment: The Amendment No. 10 to Schedule 13D ("Amendment No. 10") is being filed by the undersigned, pursuant to Rule 13d-2(a) under the Act, with respect to the Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of Kinetik Holdings Inc., a Delaware corporation formerly known as Altus Midstream Company (the "Issuer"). The principal executive offices of the Issuer are located at 2700 Post Oak Boulevard, Suite 300, Houston, Texas 77056. This Amendment No. 10 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 4, 2022 (the "Original Schedule 13D"), as amended by Amendment No. 1, filed with the SEC on May 19, 2022, Amendment No. 2, filed with the SEC on August 19, 2022, Amendment No. 3, filed with the SEC on November 21, 2022, Amendment No. 4, filed with the SEC on February 21, 2023, Amendment No. 5, filed with the SEC on May 19, 2023, Amendment No. 6, filed with the SEC on August 18, 2023, Amendment No. 7, filed with the SEC on November 27, 2023, Amendment No. 8, filed with the SEC on March 11, 2024, and Amendment No. 9, filed with the SEC on March 6, 2025 (collectively, the "Schedule 13D"). Capitalized terms used herein and not otherwise defined in this Amendment No. 10 have the meanings previously defined in the Schedule 13D. Except as specifically provided herein, this Amendment No. 10 does not modify any of the information previously reported in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Pursuant to the A&R SHA (as defined and described in the Original Schedule 13D), Buzzard Midstream LLC and its affiliates (collectively, "ISQ") have the right to designate two directors to the Board (as defined in the Original Schedule 13D) for so long as ISQ Beneficially Owns (as such term is defined in the A&R SHA) 20% or more of the outstanding shares of Class A Common Stock and Class C Common Stock (collectively, "Common Stock") and one director for so long as ISQ Beneficially Owns 10% or more but less than 20% of the shares of Common Stock outstanding. Based on the definition of "Beneficial Owner" in the A&R SHA, the 1,600,399 shares of Class A Common Stock which ISQ may acquire under the terms of the Contribution Allocation Agreement (which may be issued solely to the extent a corresponding forfeiture of Restricted Shares (as defined in the Original Schedule 13D) has occurred) are excluded from ISQ's aggregate Beneficial Ownership for purposes of the A&R SHA.

Following the sale of 3,952,431 shares of Class A Common Stock for the account of Buzzard Midstream LLC on March 4, 2025, which was reported in Amendment No. 9, ISQ Beneficially Owns an aggregate 28,533,684 shares of Common Stock for purposes of the A&R SHA (consisting of 1,044,520 shares of Class A Common Stock and 27,489,164 shares of Class C Common Stock), which represents approximately 18.1% of the shares of Common Stock outstanding for purposes of the A&R SHA, based on the sum of (i) 60,078,190 shares of Class A Common Stock outstanding as of February 21, 2025 and (ii) 97,696,784 shares of Class C Common Stock outstanding as of February 21, 2025, each of which was reported in the Issuer's annual report on Form 10-K filed with the SEC on March 3, 2025. As a result of the sale on March 4, 2025, ISQ has the right to designate one director to the Board.

In connection therewith, on March 12, 2025, Jesse Krynak, one of the two (2) directors on the Board designated by ISQ, resigned from the Board.

## Signatures
- ISQ Global Fund II GP LLC: /s/ Gautam Bhandari, Gautam Bhandari, Director (03/14/2025)
- I Squared Capital, LLC: /s/ Gautam Bhandari, Gautam Bhandari, Manager of ISQ Holdings, LLC, its managing member (03/14/2025)
- ISQ Holdings, LLC: /s/ Gautam Bhandari, Gautam Bhandari, Manager (03/14/2025)
- Wahba Sadek: /s/ Sadek Wahba, Sadek Wahba (03/14/2025)
- Bhandari Gautam: /s/ Gautam Bhandari, Gautam Bhandari (03/14/2025)